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                          August 11, 2021

       Robert Anderson
       President and Chief Executive Officer
       EARTHSTONE ENERGY INC
       1400 Woodloch Forest Drive, Suite 300
       The Woodlands, TX 77380

                                                        Re: EARTHSTONE ENERGY
INC
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2021
                                                            File No. 333-258455

       Dear Mr. Anderson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Adam Fogoros